Exhibit 99.1

Transition Therapeutics Files Shelf Registration Statement

TORONTO, ON, September 29th, 2009 – Transition Therapeutics Inc. (“Transition” or the “Company”) (NASDAQ: TTHI, TSX: TTH) today announced that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission on Form F-10.

Once the shelf prospectus is cleared and the shelf registration statement becomes effective, these filings will, subject to securities regulatory requirements, provide for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings over the next 25 months. This shelf prospectus is intended to give Transition the flexibility to support future opportunities when and if deemed appropriate by the Company. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be provided.

The shelf registration statement filed today with the SEC relating to these securities has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Elie Farah, President & Chief Financial Officer, at Transition’s address at 101 College Street, Suite 220, Toronto, Ontario, Canada, M5G 1L7.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with Canadian securities regulatory authorities, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this press release include, but are not limited to, statements with respect to: the potential clinical benefit of the combination therapy of TT-223 and epidermal growth factor, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms, the potential role of gastrin based therapies in providing sustained blood glucose control in type 2 diabetes, and our expectation that we will issue securities from time to time during the 25-month period that the shelf prospectus, including any amendments hereto, remains valid. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian securities regulatory authorities.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Mr. Elie Farah
Chief Executive Officer	President and CFO
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: 416-260-7770, x.223	Phone: 416-260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com